Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

Citigroup Global Markets Inc.
388 or 390 Greenwich Street
New York NY 10013

September 17, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C. 20549

Attention:                                         Barbara C. Jacobs

Matthew Crispino

Morgan Youngwood

Stephen Krikorian

Re:                             Rocket Fuel Inc. (the “Registrant”)

Registration Statement on Form S-1 File No. 333—190695

Ladies and Gentleman:

In connection with the above-captioned Registration Statement, we wish to advise that between September 9, 2013 and the date hereof 3,952 copies of the Preliminary Prospectus dated September 9, 2013 were distributed as follows by the underwriters: 958 copies to prospective underwriters/dealers; 2,970 copies to institutional and other investors; and 24 copies to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on September 19, 2013, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE (USA) LLC
CITIGROUP GLOBAL MARKETS INC.

Acting on behalf of themselves and as the Representatives of the several Underwriters.

CREDIT SUISSE (USA) LLC

By:	/s/ Tobias Jordan

	Name:	Tobias Jordan
	Title:	Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Israel Malpert

	Name:	Israel Malpert
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]